Exhibit 99.1

BAYTEX ENERGY TRUST

Notice of

Annual Meeting of Unitholders

to be held on Monday, May 15, 2006

The annual meeting of the unitholders of Baytex Energy Trust will be held in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue, S.W., Calgary, Alberta on Monday, May 15, 2006 at 3:00 p.m. (Calgary time) to:

1.                                       receive and consider our financial statements for the year ended December 31, 2005, together with the report of the auditors;

2.                                       fix the number of directors of Baytex Energy Ltd. to be elected at the meeting at 7 members;

3.                                       select 7 directors of Baytex Energy Ltd.;

4.                                       appoint the auditors and to authorize the directors to fix their remuneration as such;

5.                                       to re-appoint Valiant Trust Company, or a successor trustee, as our trustee for a term of 3 years; and

6.                                       transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 27, 2006 will be entitled to vote at the meeting.

DATED at Calgary, Alberta this 27th day of March, 2006.

By order of the Board of Directors of
Baytex Energy Ltd.

(signed) Shannon M. Gangl
Corporate Secretary

BAYTEX ENERGY TRUST

Information Circular - Proxy Statement

for the Annual Meeting to be held on May 15, 2006

SOLICITATION OF PROXIES

This information circular – proxy statement is furnished in connection with the solicitation of proxies for use at the annual meeting of the unitholders of Baytex Energy Trust to be held at 3:00 p.m. (Calgary time) on Monday, May 15, 2006 in the Devonian Room of the Calgary Petroleum Club, located at 319 - 5th Avenue, S.W., Calgary, Alberta and at any adjournment thereof.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders, being trust units and special voting units. Each trust unit outstanding on March 27, 2006 is entitled to one vote. A single special voting unit was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Baytex Energy Ltd. (“Baytex”) in connection with a plan of arrangement which was effective September 2, 2003. The trust units and the special voting unit vote together as a single class on all matters. Each trust unit is entitled to one vote and each special voting unit is entitled to one vote for each exchangeable share outstanding. Valiant Trust Company is required to vote the special voting unit in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the “Voting Direction for Holders of Exchangeable Shares” that has been provided to holders of exchangeable shares together with this information circular – proxy statement. See “Voting by Holders of Exchangeable Shares” below.

Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 27, 2006 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee’s name be included on the list of unitholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of Baytex. As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication (“ADP”) or another intermediary. ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP or another intermediary it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned (or otherwise reported) as provided in the voting instruction form to ADP well in advance of the meeting in order to have the trust units voted. The foregoing discussion similarly applies to holders of exchangeable shares who do not hold their exchangeable shares in their own name. Only holders of exchangeable shares whose name appears on the records of Baytex as the registered holders of exchangeable shares are entitled to instruct Valiant Trust Company as to how they exercise votings rights in respect of their exchangeable shares at the meeting.

REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

A holder of exchangeable shares who has submitted a voting direction may revoke it at any time prior to the meeting. In addition to revocation in any other matter permitted by law, a voting direction may be revoked by instrument in writing executed by the holder of exchangeable shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Valiant Trust Company set forth in the form of voting direction at any time up to and including the last business day proceeding the day of the meeting, or any adjournment thereof, at which the voting direction is to be acted upon, or with a representative of Valiant Trust Company in attendance at the meeting on the day of the meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

Valiant Trust Company holds one special voting unit which is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder’s exchangeable shares. A voting direction is the means by which holders of exchangeable shares authorize the voting of their voting rights at the meeting. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of your instructions to vote, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the “Voting Direction for Holders of Exchangeable Shares” that has been provided to holders of exchangeable shares with this information circular – proxy statement.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value. As at March 27, 2006, there were approximately 71,565,083 trust units issued and outstanding. As at March 27, 2006, one special voting unit has been issued to Valiant Trust Company. The special voting unit is entitled to one vote for each exchangeable share outstanding. As at March 27, 2006, there were 1,594,333 exchangeable shares issued and outstanding. At the meeting, upon a show of hands, every unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every unitholder present in person or by proxy has one vote for each trust unit of which such unitholder is the registered holder.

When any trust unit is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such trust unit, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of unitholders maintained by Valiant Trust Company is entitled to cast such vote.

As at March 27, 2006, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 612,507 trust units or approximately 0.9% of the issued and outstanding trust units and 455,129 exchangeable shares or approximately 29% of the issued and outstanding exchangeable shares (which are convertible as of March 27, 2006 into 641,249 trust units) or approximately 1.5% of the votes entitled to be cast at the meeting.

To the knowledge of our directors and officers, as at March 27, 2006 no person or company beneficially owned, directly or indirectly, or exercised control or direction, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the meeting.

QUORUM FOR MEETING

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5 percent of the outstanding trust units. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the meeting. At such meeting, the unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 percent of the votes cast in respect of the resolution by or on behalf of unitholders present.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors of Baytex

The articles of Baytex provide for a minimum of three directors and a maximum of eleven directors. There are currently seven directors and our board of directors has determined to leave the number of directors at seven (7) members. Unitholders are entitled to elect all seven (7) of the members of the board of directors of Baytex by a vote of unitholders at a meeting of unitholders held in accordance with our trust indenture. Following such meeting Valiant Trust Company shall elect the individuals so elected by the unitholders to the board of directors of Baytex.

The seven (7) nominees for election as directors of Baytex are as follows:

John A. Brussa	Naveen Dargan
W. A (Blake) Cassidy	R.E.T. (Rusty) Goepel
Raymond T. Chan	Dale O. Shwed
Edward Chwyl

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of the persons nominated for election as directors, their principal occupations, the dates on which they became directors of Baytex and the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 27, 2006, were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since (7)	Number of trust units / exchangeable shares beneficially owned directly or indirectly or over which control or direction is exercised
Edward Chwyl (2)(3) Victoria, B.C.	Independent Businessman.	May 2003	25,000/NIL
Raymond T. Chan Calgary, AB	President and Chief Executive Officer of Baytex.	October 1998	208,497/NIL
W. A. Blake Cassidy (1) Calgary, AB	Retired Banker.	February 1994	NIL/NIL
John A. Brussa (2)(3)(5) Calgary, AB	Partner, Burnet, Duckworth & Palmer LLP (law firm).	October 1997	148,320/NIL
Naveen Dargan (1)(3) Calgary, AB	Independent Businessman.	September 2003	25,000/NIL
R.E.T. (Rusty) Goepel (1) Vancouver, B.C.	Senior Vice President, Raymond James Ltd. and predecessor companies.	May 2005	23,000/NIL
Dale O. Shwed (2)(6) Calgary, AB	President and Chief Executive Officer of Crew Energy Inc.	June 1993	154,031/455,129

Notes:

(1)                                  Member of the audit committee, which is required under the Business Corporations Act (Alberta).

(2)                                  Member of the reserves committee.

(3)                                  Member of the compensation committee.

(4)                                  Baytex does not have an executive committee.

(5)                                  Mr. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses and the creation of two public corporations:  Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

(6)                                  Mr. Shwed was a director of Echelon Energy Inc., a private company incorporated under the Business Corporations Act (Alberta). In September 1999, a receiver manager was appointed over the assets of Echelon.

(7)                                  Each director elected at the meeting will hold office until the next annual meeting of the unitholders, or until his successor is duly elected or appointed, unless his office is vacated earlier.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Our trust indenture provides that our auditors will be selected at each annual meeting of unitholders. Accordingly, management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte & Touche LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors of Baytex to fix their remuneration as such. Deloitte & Touche LLP have been our auditors since inception.

Fees accrued to our auditors, Deloitte & Touche LLP, for services rendered for the fiscal year 2005 are as follows: (i) for audit and related services $349,856; (ii) for tax planning and compliance $41,408 and (iii) $44,212 for other consulting services.

Appointment of Trustee

Pursuant to our trust indenture, unitholders are required to re-appoint Valiant Trust Company or appoint a successor trustee at every third annual meeting of unitholders. Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of Valiant Trust Company as our trustee, to hold office for a term of 3 years.

EXECUTIVE COMPENSATION

Compensation Committee

The compensation committee of Baytex (“Committee”) is composed of Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan. Each of these directors are independent and are not eligible to participate in any of our executive compensation benefit programs but are entitled to participate in our unit rights incentive plan. Each of the members of the Committee currently hold trust unit incentive rights under this plan. The Committee met twice in 2005.

Report on Executive Compensation

TO: THE UNITHOLDERS OF BAYTEX ENERGY TRUST

The Committee exercises general responsibility regarding overall employee and executive compensation. It also determines the total compensation of the Chief Executive Officer of Baytex, subject to the approval of the board of directors of Baytex (“Board”). The Committee meets at least annually with the Chief Executive Officer to review other employees’ salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.

The Chief Executive Officer and the Committee performs a comparative compensation analysis for its senior officers and employees on an annual basis. As part of this analysis, the Chief Executive Officer and the Committee compare Baytex’s compensation to industry specific and independently compiled compensation data from a nationally recognized human resources consulting firm. This analysis ensures that the compensation paid to its officers and employees is commensurate with other Canadian oil and gas companies and energy income trusts of similar size and character. In addition, the Committee reviews the compensation structure of Baytex with respect to its senior officers to ensure that Baytex is able, and continues to be able, to attract and retain qualified and experienced individuals to its team of senior officers and to motivate these individuals to perform to the best of their ability and in the best interests of Baytex Energy Trust.

Executive compensation consists of essentially three components: (1) base salary, (2) bonuses and (3) trust unit incentive rights. The employment benefits offered are generally typical of those provided by companies in the oil and gas industry. Each of these compensation components is summarized in the following sections.

Base Salaries

Base salaries are an important component of the overall compensation package for senior officers. It is usually the largest portion of annual cash compensation. The Committee ensures the base salaries for the Chief Executive Officer and for the other executive officers are comparable to the amounts paid to similar executive officers of companies of similar size and character in the oil and gas industry in Canada. As described above, the level of salaries relative to the industry is verified using independent and industry specific compensation data.

Bonuses

An annual bonus may be paid, at the end of the year, based on the Committee’s subjective assessment of Baytex Energy Trust’s general performance and the Chief Executive Officer’s and the other executive officers’ contribution to performance. Also, a bonus payment may be made to adjust the total cash compensation of the Chief Executive Officer or the other executive officers, as the case may be, to account for growth in the size of Baytex during the year. In effect, growth in size by Baytex Energy Trust during the year may have altered Baytex’s peer group for comparison purposes. There is generally a direct relationship between corporate size and base salary. Baytex may use a bonus payment to increase total cash compensation in line with Baytex’s peer group.

Long-Term Incentive Compensation

Baytex’s long-term incentive compensation program is achieved through the granting of trust unit incentive rights. The Committee believes that the granting of trust unit incentive rights serves to motivate executive officers and employees to achieve Baytex Energy Trust’s strategic objectives, and to align the interests of executive officers and employees with the interests of the Unitholders. Trust unit incentive rights are granted with a five-year term and vest 33.33% annually in the first three years.

Summary

The Committee believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

Submitted by the Compensation Committee:

Edward Chwyl (Chairman)
John A. Brussa
Naveen Dargan

DIRECTORS AND OFFICERS COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers and a former senior officer for the years ended December 31, 2005, 2004 and 2003.

					Long-term compensation
		Annual compensation			Awards		Payouts
Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Other annual compensation (1) ($)	Securities under options granted(2) (#)	Securities subject to resale restriction ($)	LTIP payouts ($)	All other compensation ($)
Raymond T. Chan (3)	2005	405,000	350,000	NIL	150,000	N/A	N/A	718,125	(8)
President and Chief	2004	375,000	320,000	NIL	120,000	N/A	N/A	718,125	(8)
Executive Officer	2003	300,000	250,000	NIL	350,000	N/A	N/A	NIL

W. Derek Aylesworth (4)	2005	37,500	30,000	NIL	200,000	N/A	N/A	NIL
Chief Financial Officer	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Anthony W. Marino (5)	2005	300,000	240,000	NIL	120,000	N/A	N/A	NIL
Chief Operating Officer	2004	40,721	40,000	NIL	240,000	N/A	N/A	NIL
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Randal J. Best (6)	2005	230,000	170,000	NIL	60,000	N/A	N/A	NIL
Vice President, Corporate	2004	210,000	150,000	NIL	75,000	N/A	N/A	NIL
Development	2003	55,385	40,000	NIL	175,000	N/A	N/A	NIL

Ralph W. Gibson	2005	210,000	150,000	NIL	60,000	N/A	N/A	268,300	(8)
Vice President, Marketing	2004	195,000	100,000	NIL	50,000	N/A	N/A	268,300	(8)
	2003	185,000	80,000	NIL	175,000	N/A	N/A	NIL

Daniel G. Belot (7)	2005	166,667	NIL	NIL	NIL	N/A	N/A	10,000
Former Vice President,	2004	190,000	50,000	NIL	25,000	N/A	N/A	NIL
Finance and Chief Financial Officer	2003	56,804	25,000	NIL	175,000	N/A	N/A	NIL

Notes:

(1)                                  The value of perquisites and other personal benefits received by the named executive officers is not greater than 10% of the total salary and bonus or $50,000 for the period.

(2)                                  The securities under options granted relates to Baytex Energy Trust.

(3)                                  Mr. Chan became the President and Chief Executive Officer of Baytex in September 2003 upon completion of the plan of arrangement which was effective September 2, 2003. Prior thereto, he was the Senior Vice President and Chief Financial Officer.

(4)                                  Mr. Aylesworth became the Chief Financial Officer of Baytex in November 2005 at an annual salary of $225,000.

(5)                                  Mr. Marino became the Chief Operating Officer of Baytex in November 2004 at an annual salary of $275,000.

(6)                                  Mr. Best became the Vice President, Corporate Development of Baytex in September 2003 at an annual salary of $200,000.

(7)                                  Mr. Belot became the Vice President, Finance and Chief Financial Officer of Baytex in September 2003 at an annual salary of $185,000. Mr. Belot vacated his position with Baytex in October 2005.

(8)                                  Amount paid in accordance with employment retention arrangement pursuant to the plan of arrangement which was effective September 2, 2003. No further amount is payable in connection with this agreement.

Trust Unit Rights Granted During the Year Ended December 31, 2005

The following table sets forth details with respect to all rights granted under the trust unit rights incentive plan to our Chief Executive Officer, our Chief Financial Officer and the remaining named executive officers during 2005.

Name	Securities under rights granted (#)	Percentage of total rights granted to employees in 2005 (%)	Exercise or base price ($/security)	Market value (1) of securities underlying rights on date of grant ($/security)	Expiration Date
Raymond T. Chan	150,000	6.12	$15.17	$15.17	October 24, 2010
W. Derek Aylesworth	200,000	8.16	$15.17	$15.17	October 24, 2010
Anthony W. Marino	120,000	4.90	$15.17	$15.17	October 24, 2010
Randal J. Best	60,000	2.45	$15.17	$15.17	October 24, 2010
Ralph W. Gibson	60,000	2.45	$15.17	$15.17	October 24, 2010
Daniel G. Belot	NIL	NIL	N/A	N/A	N/A

Note:

(1)                                  Pursuant to our unit rights incentive plan, the market value of the trust units underlying the trust unit incentive rights on the date of grant is calculated using the volume weighted average trading price of the trust units for the five trading days prior to the date of grant.

The above rights to acquire trust units were granted pursuant to or trust unit rights incentive plan. The first 33.33% of the rights are exercisable one year from the date of grant and the remainder are exercisable at the rate of 33.33% each year thereafter. Rights expire five years after their date of grant.

Trust Units Rights exercises during the Year Ended December 31, 2005 and Year End Rights Values

The following table sets forth with respect to our Chief Executive Officer, our Chief Financial Officer and the remaining named executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $17.70 on December 31, 2005.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Raymond T. Chan	NIL	NIL	273,333 / 346,667	2,854,267 / 2,268,033
W. Derek Aylesworth	NIL	NIL	NIL / 200,000	NIL / 574,000
Anthony W. Marino	NIL	NIL	80,000 / 280,000	645,600 / 1,635,000
Randal J. Best	30,000	255,300	111,667 / 168,333	1,236,133 / 1,231,117
Ralph W. Gibson	30,000	198,600	103,333 / 151,667	1,072,533 /1,045,367
Daniel G. Belot (1)	NIL	NIL	160,001 / 39,999	1,740,507 / 372,993

Note:

(1)                                  Mr. Belot ceased to be the Vice President, Finance and Chief Financial Officer of Baytex in October 2005, and has since exercised all of his 160,001 exercisable trust unit incentive rights.

Remuneration Of Directors

Unrelated directors, other than the Chairman, receive an annual retainer of $30,000 plus a fee of $1,000 per meeting attended. The Chairman receives an annual retainer of $50,000 plus a fee of $1,000 per meeting attended. The chairman of the Audit Committee receives an additional retainer of $10,000 per year, and the chairman of all other committees receive an additional retainer of 5,000 per year. Director fees are paid on a quarterly basis.

During 2005, the unrelated directors were also granted trust unit incentive rights as follows:  Mr. Brussa – 10,000 trust unit incentive rights; Mr. Shwed – 10,000 trust unit incentive rights; Mr. Cassidy – 10,000 trust unit incentive rights; Mr. Chwyl – 15,000  trust unit incentive rights; Mr. Dargan – 10,000  trust unit incentive rights; and Mr. Goepel – 40,000  trust unit incentive rights.

Trust Unit Rights Incentive Plan

We have a trust unit rights incentive plan which provides for the granting of rights to acquire up to 10% of our outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. All of our directors, officers, employees and consultants and other service providers, or those of our subsidiaries, are eligible to receive trust unit incentive rights under our plan but the maximum number of trust units issuable pursuant to the plan to non-management directors is limited to a maximum of 1% of our total outstanding trust units.

Our plan is administered by the Board which sets the number of rights granted and the exercise price at the time of the grant and the Board may vary the vesting and expiry periods under the plan provided that the duration of the trust unit incentive rights shall not exceed five years. In addition, the grant price may not be lower than the volume weighted average trading price of the trust units on the Toronto Stock Exchange for the 5 trading days prior to the date of grant. The holder of rights is entitled to participate in distributions through a reduction in the exercise price for distributions which represent a return of more than 0.833% of the Trust’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month; except that the exercise price can never be less than $1.00.

As at March 27, 2006, we have rights to acquire 5,254,024 trust units (approximately 7.3% of our currently outstanding trust units) outstanding pursuant to our plan. Since the implementation of our plan in 2003, 839,890 rights have been exercised and 990,236 rights have been cancelled.

The following table outlines the number of trust units issuable upon the exercise of outstanding rights, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under our plan as at March 27, 2006.

	Number of Trust Units To Be Issued Upon Exercise Of Outstanding Rights	Weighted-average exercise price of outstanding rights	Number of available trust units available for future issuance under the plan

Trust units under Trust Unit Rights Incentive Plan approved by unitholders (1)	5,254,024	$11.08	2,127,116
Trust units under Trust Unit Rights Incentive Plan not approved by unitholders	N/A	N/A	N/A

Note:

(1)                                  Our trust unit incentive plan provides for a 10% rolling maximum.

Retirement Plans

We have no retirement plans for our employees.

Employment Contracts

Baytex has entered into an employment agreement with Mr. Chan which provides that in the event that the executive’s employment with Baytex is terminated without cause or upon a change of control of Baytex as defined in the agreement, and subject to certain conditions being met, Mr. Chan may receive a payment equal to 30 months salary, a bonus consideration and other employment benefits. Baytex has also entered into change of control agreements with the other officers. The agreements provide that in the event of a change of control of Baytex as defined, and subject to certain conditions being met, the officers may receive payments equal to 24 months salary, a bonus consideration and other employment benefits

In addition, the employment agreements and change of control agreements allow for the acceleration of un-vested and unexercised trust unit incentive rights. These rights may be exercised for a period of 30 days following the date of termination of employment.

Liability Insurance Of Directors And Officers

We maintain directors’ and officers’ liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The cost of this insurance in 2005 was $370,000 per annum.

Performance Graph

We began trading on the Toronto Stock Exchange on September 8, 2003. The following graph illustrates changes from September 8, 2003 to December 31, 2005, in our cumulative unitholder return, assuming an initial investment of $100 in trust units in 2003, compared to the S&P/TSX Capped Energy Trust Index and the S&P/TSX Composite Index, with all dividends and distributions reinvested.

	Sep. 8, 2003	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Baytex Energy Trust	100	109.65	150.06	234.66
S&P/TSX Capped Energy Trust Index (1)	100	116.26	151.74	226.66
S&P/TSX Composite Index (2)	100	108.32	124.01	153.93

Note:

(1)                                  The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

(2)                                  The S&P/TSX Composite Index was previously called the TSE 300 Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The majority of our Board is independent. Our Board has determined that John A. Brussa, W. A (Blake) Cassidy, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel and Dale O. Shwed are independent. Raymond T. Chan is not considered to be independent as Mr. Chan is our President and Chief Executive Officer.

Although our independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, in accordance with the mandate of the Board of Directors as well as the mandate of each of the Audit Committee, Reserves Committee and the Compensation Committee, at the end of or during each meeting of our Board or committee, as applicable, the members of our management who are present at such meeting leave the meeting in order that the independent directors can discuss any necessary matters without management being present.

Our Board has determined that Edward Chwyl, our Chairman, is independent. As our Chairman, Mr. Chwyl provides overall leadership to our Board. Among other things, our Chairman maintains a liaison and communication with all of our directors and the committee chairs to co-ordinate input from directors, and optimize the effectiveness of our Board and its committees and a liaison and communication with our President and CEO to ensure that our Board receives adequate and regular updates from the CEO on all issues important to the welfare and future of Baytex. Our Chairman is also responsible for the overall management of our Board.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Director	Names of Other Issuer
John A. Brussa

Capital Energy Resources Ltd., Cirrus Energy Corporation, Crew Energy Inc., Divestco Inc., E4 Energy Inc. (formerly Southpoint Resources Ltd.), Endev Energy Inc., FET Resources Inc. (a wholly-owned subsidiary of Focus Energy Trust), Flagship Energy Inc., Galleon Energy Inc., Grand Petroleum Ltd., Harvest Operations Corp. (a wholly-owned subsidiary of Harvest Energy Trust), Highpine Oil & Gas Limited, Inter Pipeline Fund (a wholly-owned subsidiary of Pipeline Management Ltd.), Navigo Energy Inc., Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund), Orleans Energy Ltd., Penn West Petroleum Ltd., Pilot Energy Ltd., Progress Energy Ltd., Rider Resources Ltd., Storm Exploration Inc., and Strategic Energy Fund.

W. A (Blake) Cassidy	None
Raymond T. Chan	Crew Energy Inc., C1 Energy Ltd. and Defiant Resources Corporation
Edward Chwyl	None
Naveen Dargan

Bonnett’s Energy Services Ltd., CCS Inc. (a subsidiary of CCS Income Trust), Defiant Resources Corporation and Trinidad Drilling Ltd. (the operating subsidiary of Trinidad Energy Services Income Trust),

R.E.T. (Rusty) Goepel	Amerigo Resources Ltd., Premium Brands Income Trust, Spur Ventures Ltd. and Telus Corp.
Dale O. Shwed	Crew Energy Inc.

Meeting Attendance

The following is a summary of attendance of our directors at meetings of our Board and its committees for 2005:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Reserves Committee Meetings Attended
John A. Brussa	3/3	—	2/2	1/1
W. A (Blake) Cassidy	3/3	4/4	—	—
Raymond T. Chan	3/3	4/4	2/2	1/1
Edward Chwyl	3/3	—	2/2	1/1
Naveen Dargan	3/3	4/4	2/2	—
R.E.T. (Rusty) Goepel (1)	1/1	2/2	—	—
Dale O. Shwed	3/3	2/2 (1)	—	1/1

Note:

(1)                                  Mr. Goepel was appointed to the Board on May 11, 2005, and replaced Mr. Shwed as member of the audit committee.

Board Mandate

The mandate of our Board is attached as Schedule “A” hereto.

Board Committees

Our Board has three committees; the Audit Committee, Compensation Committee and the Reserves Committee, all members of whom are independent directors. The Board has accepted overall responsibility for governance, health, safety and environment and no separate committees have been established to deal with these issues.

Audit Committee

The members of the Audit Committee are: Mr. Dargan (Chairman), Mr. Cassidy and Mr. Goepel. The committee’s mandate includes:

•                                          reviewing the annual audited consolidated financial statements and the Auditors’ Report thereon prior to submission to our Board for approval;

•                                          reviewing the quarterly consolidated financial statements prior to submission to the Board for approval;

•                                          reviewing the scope of external and internal audits;

•                                          reviewing and discussing accounting and reporting policies and changes in accounting principles;

•                                          reviewing our internal control systems and procedures; and

•                                          meeting with the external auditors independently of our management.

Compensation Committee

The members of our Compensation Committee are: Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan. The committee’s mandate is to formulate and make recommendations to our Board in respect of compensation issues relating to our directors and employees and among other duties, the committee:

•                                          reviews our compensation and remuneration policy for our employees and recommends to the Board changes to improve our ability to recruit, retain and motivate employees;

•                                          reviews and recommends to the Board the retainer and fees to be paid to members of the Board;

•                                          reviews and recommends to the Board performance objectives and the compensation package for the CEO;

•                                          recommends to the Board, on the direction of the CEO, the compensation and benefits package for senior management positions within the Corporation;

•                                          reviews management’s recommendations for proposed stock option or share purchase plans and make recommendations in respect thereof to the Board;

•                                          administers our trust unit incentive plan in accordance with its terms including the grant of trust unit rights in accordance with the terms thereof;

•                                          determines and approve bonuses to be paid to our officers and employees and establishes targets or criteria for the payment of such bonuses, if appropriate; and

•                                          prepares and submits a report of the Compensation Committee for inclusion in our annual disclosure required by applicable securities laws.

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2005, been retained to assist in determining compensation for any of our directors and officers. See also “Report On Executive Compensation” above.

Reserves Committee

The members of our Reserves Committee are Dale Shwed (Chairman), Edward Chwyl and John A. Brussa. Our Reserves Committee’s mandate includes:

•                                          reviewing our procedures relating to the disclosure of information with respect to our oil and gas activities including reviewing our procedures for complying with disclosure requirements and restrictions set forth under applicable securities requirements;

•                                          reviewing our procedures for providing information to its independent reserves evaluator;

•                                          meeting, as considered necessary, with management and the independent evaluator, to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on our reserves data (as defined in applicable securities legislation) and to review the reserves data and the report thereon of the independent evaluator (if such report is provided);

•                                          reviewing the appointment of the independent evaluator and, in the case of any proposed change to change the independent evaluator, determine the reason therefor and whether there have been any disputes with management;

•                                          providing a recommendation to the Board as to whether to approve the content and/or filing of the statement of the reserves data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

•                                          reviewing our procedures for reporting other information associated with our oil and gas producing activities; and

•                                          generally, reviewing all matters relating to the preparation and public disclosure of estimates of our reserves.

Orientation and Continuing Education

No formal education program currently exists for the orientation of new directors. Existing directors provide orientation and education to new members on an informal and ad hoc basis. In addition, new directors of the Baytex are given a copy of the mandate of the Board and each of our committees, a copy of our corporate policies, our by-laws as well as agendas and minutes for Board and committee minutes for the preceding 12 months. In addition, new directors receive a presentation by management respecting the nature and operations of our business.

No formal continuing education program currently exists for our directors. Each of our directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Ethical Business Conduct

Our Board of Directors has adopted a code of business ethics applicable to all members of Baytex, including directors, officers and employees and a code of ethics for our principal executive officer and senior financial officer (collectively, the “Code”), copies of which are available for review at www.sedar.com or on our website at www.baytex.ab.ca. Each employee, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of the year ended December 31, 2005, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.

Our Board has also adopted a whistleblower policy which provides employees with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), criminal conduct, falsification of financial records or unethical conduct. Our Board of Directors believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.

Nomination of Directors

Pursuant to the mandate of our Board, the Board has responsibility for selecting nominees for election to the Board. At present, the Board of Directors does not have a process by which the Board identifies new candidates for Board nomination but rather the identification of new candidates is done on an informal and ad hoc basis.

Our Board of Directors does not have a nominating committee composed entirely of independent directors but rather pursuant to the mandate of the Board of Directors, the Board of Directors as a whole is responsible for selecting nominees for election to the Board.

Assessments

We have not commenced a formal process of assessing the board and its committees or the individual directors. To date our Board has satisfied itself that the board, its committees and individual directors are performing effectively through informal discussions.

Position Descriptions

Our Board of Directors has developed written position descriptions for the Chairman of the Board of Directors, the Chairman of each of our Audit Committee, Reserves Committee and Compensation Committee and for our CEO.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2005, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as is disclosed herein.

ADDITIONAL INFORMATION

Our financial information is provided in our annual audited consolidated financial statements for the year ended December 31, 2005 and the related management’s discussion and analysis of financial condition and results of operations contained in our 2005 annual report. Our annual information form also contains disclosure relating to our audit committee and the fees paid to Deloitte & Touche LLP in 2005. Copies of our annual report, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Chief Financial Officer of Baytex Energy Ltd. at Suite 2200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 269-4282. These documents and other information relating to us are available on SEDAR at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Dated: March 27, 2006

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY LTD.

The Board of Directors (the “Board”) of Baytex Energy Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation, any other subsidiaries, partnerships and trusts of Baytex Energy Trust and Baytex Energy Trust to the extent delegated to the Corporation under the trust indenture (collectively, “Baytex”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex. In general terms, the Board will:

•                                          in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Baytex;

•                                          supervise the management of the business and affairs of Baytex with the goal of achieving Baytex’s principal objectives as defined by the Board;

•                                          discharge the duties imposed on the Board by applicable laws; and

•                                          for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

•                                             require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Baytex’s business, which plans must:

•                                          be designed to achieve Baytex’s principal objectives;

•                                          identify the principal strategic and operational opportunities and risks of Baytex’s business; and

•                                          be approved by the Board as a pre-condition to the implementation of such plans;

•                                          review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•                                        identify the principal risks of Baytex’s business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•                                          approve the annual operating and capital plans;

•                                            approve acquisitions and dispositions in excess of which require approval pursuant to expenditure limits established by the Board;

•                                          approve the establishment of credit facilities; and

•                                          approve issuances of additional Trust Units, Exchangeable Shares or other instruments to the public.

Monitoring and Acting

•                                            monitor Baytex’s progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;

•                                            monitor overall human resources policies and procedures, including compensation and succession planning;

•                                          appoint the CEO and determine the terms of the CEO’s employment with Baytex;

•                                          approve the distribution policy of Baytex;

•                                          ensure systems are in place for the implementation and integrity of Baytex’s internal control and management information systems;

•                                          in consultation with the CEO, develop a position description for the CEO;

•                                          evaluate the performance of the CEO at least annually;

•                                            in consultation with the CEO, establish the limits of management’s authority and responsibility in conducting Baytex’s business;

•                                            in consultation with the CEO, appoint all officers of Baytex and approve the terms of each officer’s employment with Baytex;

•                                          develop a system under which succession to senior management positions will occur in a timely manner;

•                                          approve any proposed significant change in the management organization structure of Baytex;

•                                          approve all retirement plans for officers and employees of Baytex;

•                                          in consultation with the CEO, establish a disclosure policy for Baytex;

•                                          generally provide advice and guidance to management; and

•                                          approve all matters relating to a takeover bid for the securities of Baytex.

Finances and Controls

•                                          review Baytex’s systems to manage the risks of Baytex’s business and, with the assistance of management, Baytex’s auditors and others (as required), evaluate the appropriateness of such systems;

•                                          monitor the appropriateness of Baytex’s capital structure;

•                                          ensure that the financial performance of Baytex is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

•                                            in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•                                             require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees;

•                                          require the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

•                                          approve material contracts to be entered into by the Corporation;

•                                          recommend to unitholders of Baytex a firm of chartered accountants to be appointed as Baytex’s auditors;

•                                             ensure Baytex’s oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles and applicable securities laws; and

•                                            take reasonable actions to gain reasonable assurance that all financial information made public by Baytex (including Baytex’s annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation’s financial position and performance.

Governance

•                                             in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•                                          selecting nominees for election to the Board;

•                                          facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•                                          appointing a Chairman of the Board;

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•                                          appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•                                          defining the mandate of each committee of the Board;

•                                          ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and

•                                          establishing a system to enable any director to engage an outside adviser at the expense of Baytex;

•                                          review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board; and

•                                          review annually the adequacy and form of the compensation of directors.

Delegation

•                                          the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

Composition

•                                          the Board should be composed of at least 3 individuals elected by the unitholders and exchangeable shareholders at the annual meeting;

•                                          a majority of Board members should be independent Directors (within the meaning of Multilateral Instrument 52-110) and free from any business or other relationship that could impair the exercise of independent judgment;

•                                          members should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues; and

•                                          board members should offer their resignation from the Board to the Chairman of the Board following:

•                  change in personal circumstances which would reasonably interfere with the ability to serve as a Director; and

•                  change in personal circumstances which would reasonably reflect poorly on Baytex (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

Meetings

•                                          the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;

•                                          the Board shall meet at the end of its regular meetings without members of management being present;

•                                          minutes of each meeting shall be prepared;

•                                          the CEO and Chief Financial Officer shall be available to attend all meetings of the Board upon invitation by the Board; and

•                                          Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Authority

•                                          the Board shall have the authority to review any corporate report or material and to investigate activity of Baytex and to request any employees to cooperate as requested by the Board; and

•                                          the Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Baytex.

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